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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K /A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

Commission File Number: 001-31221

Total number of pages: 2

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: November 6, 2017	By:	/S/ KEISUKE YOSHIZAWA
Keisuke Yoshizawa Managing Director, Investor Relations Department

Information furnished in this form:

1.	Addition of statistical data to the Form 6-K filing entitled “Payment Received in Respect of Arbitration Award Regarding Stake in Tata Teleservices”

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NTT DOCOMO, INC.

President and CEO: Kazuhiro Yoshizawa

Tokyo Stock Exchange: 9437

New York Stock Exchange: DCM

November 6, 2017

Addition of statistical data to the Form 6-K filing entitled “Payment Received in Respect of Arbitration Award Regarding Stake in Tata Teleservices”

NTT DOCOMO, INC. announces the addition of statistical data to the Form 6-K filing entitled “Payment Received in Respect of Arbitration Award Regarding Stake in Tata Teleservices” filed on October 31, 2017.

Please see below for the details.

Adjustment to Forecasts of Consolidated Financial Results

	Operating Revenues (Millions of yen)	Operating Income (Millions of yen)	Income Before Income Taxes and Equity in Net Income (Losses) of Affiliates (Millions of yen)	Net income attributable to NTT DOCOMO, INC. (Millions of yen)	Basic Earnings per Share Attributable to NTT DOCOMO, INC. (Yen)
Fiscal year ending March 31, 2018 (Initial forecasts)	4,750,000	960,000	966,000	655,000	178.24
Fiscal year ending March 31, 2018 (Adjusted forecasts)	4,750,000	960,000	1,081,000	740,000	201.37
Amount of change between initial forecasts and adjusted forecasts	—	—	115,000	85,000	23.13
Percentage of change between initial forecasts and adjusted forecasts	—	—	11.9	13.0	13.0
Consolidated Financial Results for the Fiscal Year Ended March 31, 2017	4,584,552	944,738	949,563	652,538	175.12

For further information, please contact:

Investor Relations Department

NTT DOCOMO, INC.

Tel: +81-3-5156-1111

About NTT DOCOMO

NTT DOCOMO, Japan’s leading mobile operator with over 75 million subscriptions, is one of the world’s foremost contributors to 3G, 4G and 5G mobile network technologies. Beyond core communications services, DOCOMO is challenging new frontiers in collaboration with a growing number of entities (“+d” partners), creating exciting and convenient value-added services that change the way people live and work. Under a medium-term plan toward 2020 and beyond, DOCOMO is pioneering a leading-edge 5G network to facilitate innovative services that will amaze and inspire customers beyond their expectations. DOCOMO is listed on stock exchanges in Tokyo (9437) and New York (DCM). www.nttdocomo.co.jp/english.